Exhibit 23.3

CONSENT OF PETECH ENTERPRISES, INC.

We hereby consent to Next Bridge Hydrocarbon Inc.’s inclusion of our estimates of the oil and natural gas reserves as of December 31, 2021 contained in our report dated April 28, 2022, as revised October 21, 2022, in the form and context in which they appear in the registration statement on Form S-1 and the related prospectus (including any amendments thereto, the “Registration Statement”) filed with the Securities and Exchange Commission by Next Bridge Hydrocarbons, Inc., the successor-in-interest to the oil and natural gas assets of Torchlight Energy Resources, Inc. We also consent to the references to PeTech Enterprises, Inc. as the independent petroleum engineering firm under the heading “Experts” in the Registration Statement.

PETECH ENTERPRISES, INC.

By:	/s/ Amiel David
Amiel David, PE
Houston, Texas

October 21, 2022